PRESS RELEASE

Banro Provides Notice of Q3 2014 Financial Results Release
& Investor Conference Call Details

- Investor conference call to be held 11:00AM EST Wednesday November 12, 2014

Toronto, Canada – November 5, 2014 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) intends to release its Q3 2014 financial results on Tuesday November 11, 2014 and follow with a conference call at 11:00AM EST on Wednesday November 12, 2014.

Q3 2014 Financial Results Conference Call Information

Toll Free (North America):	+1-877-291-4570
Toronto Local & International:	+1 647-788-4919

Q3 2014 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID: 25596388
Toronto Local & International:	+1 416-621-4642	Conf ID: 25596388

The conference call replay will be available from 2:00PM EST on Wednesday November 12, 2014 until 11:59PM EST on Wednesday November 26, 2014.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:

Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or IR@banro.com.